Exhibit 99.1
FLY Leasing Limited Goldman Sachs Leveraged Finance Aircraft Leasing Conference September 26, 2011 New York

Caution Concerning Forward-looking Statements This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will," or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY Leasing Limited's (FLY) future business and financial performance, FLY's proposed acquisition transaction and for the aviation industry. Forward-looking statements are based on management's current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors, including those discussed in the Company's Annual Report on Form 20-F for the year ended December 31, 2010 and filed with the SEC on March 11, 2011 and in the Company's 6-K for the quarter ending June 30, 2011 filed with the SEC on August 5, 2011. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise. All financial and operational data as of June 30, 2011 unless otherwise stated.

FLY- Overview

FLY-New, Transformational Transaction Expected to Close in Q4 2011

Transformational Transaction

(CHART) (CHART) New Portfolio Creates A Stronger, More Attractive Portfolio Annualized lease rentals grow by 80%--$205 million to c. $370 million Portfolio size increases by 82%--60 to 109 aircraft 82 of the 109 aircraft are A320 family and B737NGs Number of lessees grows by 56%--34 to 53 airlines Further diversifies global footprint of lessees including many of the industry's premier credits Minimal overlap between the new portfolio and FLY's current lessees Contracted Annualized Lease Rentals (mm) Number of Aircraft 80% 82% Number of Lessees (CHART) 56%

FLY Lessee % of rentals 6.7% 6.0% 5.4% 5.3% 4.8% 4.4% 4.0% 3.8% 3.6% 3.4% Combined Portfolio-Strong Credits and Diversified Exposure 53 lessees in 29 countries Remaining average lease term: 4.0 years (1) Note: The table above is pro forma for the 49 aircraft currently under contract to be acquired. The average remaining lease term is weighted by net book value of aircraft for FLY's existing aircraft and by the current market values for the aircraft to be acquired.

FLY - A Proven Track Record of Enhancing Shareholder Value (1) Includes sale of bonds after 6/30/2011.

FLY - A Proven Track Record of Enhancing Shareholder Value FLY has Capitalized on the Aviation and Financial Cycles

BBAM Services FLY's Aircraft - Scale and Alignment of Interests FLY's portfolio is serviced by BBAM, the world's third largest lessor BBAM is 85% owned by its senior management and 15% by FLY FLY's investment in BBAM has diversified earnings and been significantly profitably (CHART) Fleet Value ($bn) BBAM's Global Platform Leading Aircraft Lessors Note: BBAM managed fleet value is pro forma for the 49 aircraft portfolio to be acquired. Source: AirFinance Journal, August 2011. Over 450 aircraft under management Solely a manager Relationships with 200+ airlines Leader in Sale & Leasebacks Ongoing source of aircraft for FLY Comprehensive Platform Origination & remarketing Technical services Finance, contracts, investor relations Legal Corporate finance & capital markets

FLY-Strategy for Enhancing Shareholder Value Continue to Capitalize on Cycles